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                                                                    NEWS RELEASE

MEDIA CONTACTS:                                          INVESTOR CONTACT:
Judith Wilkinson / Eden Abrahams                         Ellen Fairchild
Joele Frank, Wilkinson Brimmer Katcher - (212) 355-4449  Aquila - (816) 527-1409

                AQUILA FILES LAWSUIT AGAINST QUANTA SERVICES AND
                            CERTAIN OF ITS DIRECTORS

         KANSAS CITY, MO, March 21, 2002 -- Aquila, Inc. (NYSE: ILA; formerly UtiliCorp United Inc.) announced today that it has filed a lawsuit in Delaware Chancery Court against Quanta Services, Inc. (NYSE: PWR) and certain Quanta directors, seeking to prevent the implementation and operation of Quanta's newly adopted Stock Employee Compensation Trust (SECT). The lawsuit, which includes a motion for an expedited hearing, charges that Quanta's special board committee violated its fiduciary duties to stockholders when it adopted the SECT and that the SECT violates Delaware corporation law by purporting to give voting rights to shares of Quanta stock which are not really outstanding.

         Keith Stamm, President and Chief Operating Officer of Aquila's Global Networks Group, said "With the adoption of this SECT, Quanta's management - without any new economic investment in the company - is essentially attempting to stuff the ballot box with eight million additional votes while diluting the voting rights of its existing stockholder base. Quanta's continuing disregard for basic corporate governance principles aimed at ensuring fairness is deeply troubling. Quanta's management and board have again shown that they are prepared to go to great lengths to further entrench themselves, as their violation of agreements with Aquila and their latest actions demonstrate.

         "We believe that once our fellow Quanta stockholders have an opportunity to carefully review the SECT, as well as the new change-in-control arrangements granted to top management, they will conclude, as we have, that Quanta's previous public statements regarding these arrangements do not fully describe some of the significant benefits that Quanta employees may receive at the expense of Quanta stockholders. The SECT requires that potential bidders for Quanta will have to purchase 8 million additional shares, the proceeds of which will be paid to management and other employees. The new change-in-control arrangements provide for substantial severance payments to members of management, even if they leave the company for no good reason. While Quanta would have us believe that the new arrangements are intended to benefit the company, in reality, they represent a significant additional expense which could discourage bidders or, at the very least, take money out of the pockets of Quanta stockholders," Mr. Stamm continued.


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         Aquila plans to file a proxy statement with the Securities and Exchange
Commission relating to Aquila's solicitation of proxies from Quanta stockholders with respect to the Quanta Services, Inc. 2002 annual meeting of stockholders. AQUILA ADVISES SECURITY HOLDERS TO READ ITS PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Aquila's proxy statement and other relevant documents will be available free at www.sec.gov.
You may also obtain a free copy of Aquila's proxy statement, when it becomes available, by writing to Investor Relations at Aquila, Inc., 20 West Ninth Street, Kansas City, Missouri 64105 or by contacting Morrow & Co., Inc. toll free, at 1-800-607-0088. DETAILED INFORMATION REGARDING THE NAMES, AFFILIATION AND INTERESTS OF INDIVIDUALS WHO MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES OF QUANTA'S STOCKHOLDERS IS AVAILABLE IN THE SOLICITING MATERIALS ON
SCHEDULE 14A FILED BY AQUILA WITH THE SEC ON MARCH 12, 2002.

ABOUT AQUILA
Based in Kansas City, Missouri, Aquila (formerly UtiliCorp United) is an international energy and risk management company. It is one of the largest wholesalers of electricity and natural gas in North America, provides wholesale energy services in the United Kingdom and has a presence in Germany and Scandinavia. It also operates electricity and natural gas distribution networks in seven states and in Canada, New Zealand and Australia. At December 31, 2001, Aquila had total assets of $11.9 billion and 12-month sales of $40.4 billion. More information is available at www.aquila.com.